UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                             ITI TECHNOLOGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PER SHARE PAR VALUE
                         (Title of Class of Securities)

                                   450564 10 9
                                 (CUSIP Number)




         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



           (The remainder of this page was intentionally left blank.)





                    (Cover page continued on next two pages)


                                Page 1 of 6 Pages

                                  SCHEDULE 13G
                                (AMENDMENT NO. 3)

---------------------------                 -------------------------------------------
CUSIP NO.  450564 10 9                           PAGE     2     OF     6     PAGES
                                                       -------      -------
---------------------------                 -------------------------------------------

-------- ------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 Thomas L. Auth
                 Social Security Number:    ###-##-####

-------- ------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (A)[  ]
                                                                               (B)[  ]
                Not applicable.

-------- ------------------------------------------------------------------------------
    3    SEC USE ONLY


-------- ------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of Minnesota, United States

---------------------------------------------------------------------------------------
                               5       SOLE VOTING POWER

       NUMBER OF                       859,256.5055
        SHARES            ------------ ------------------------------------------------
     BENEFICIALLY              6       SHARED VOTING POWER
       OWNED BY
         EACH                            -0- shares
       REPORTING          ------------ ------------------------------------------------
        PERSON                 7       SOLE DISPOSITIVE POWER
         WITH
                                       859,256.5055
                          ------------ ------------------------------------------------
                               8       SHARED DISPOSITIVE POWER

                                         -0- shares
------- -------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                859,256.5055 shares of Common Stock, $.01 per share par value
------- -------------------------------------------------------------------------------

                                  SCHEDULE 13G
                                (AMENDMENT NO. 3)

-------------------------              -------------------------------------------------
CUSIP NO.  450564 10 9                         PAGE     3     OF     6     PAGES
                                                     -------      -------
-------------------------              -------------------------------------------------

------ ---------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES           [  ]
       (SEE INSTRUCTIONS)
------ ---------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               9.58%
------ ---------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
------ ---------------------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER

                  ITI Technologies, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  2266 North Second Street, North St. Paul, Minnesota 55109


ITEM 2(a).        NAME OF PERSON FILING

                  Thomas L. Auth

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  2266 North Second Street, North St. Paul, Minnesota 55109

ITEM 2(c).        CITIZENSHIP

                  State of Minnesota, United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES

                  Common Stock, $.01 Per Share par Value

ITEM 2(e).        CUSIP NO.

                  450564 10 9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a)      [  ]      Broker or Dealer registered under Section 15 of the Act

(b)      [  ]      Bank as defined in Section 3(a)(6) of the Act

(c)      [  ]      Insurance Company as defined in Section 3(a)(19) of the Act

(d)      [  ]      Investment Company registered under Section 8 of the
                   Investment Company Act

(e)      [  ]      Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940



                                Page 4 of 6 Pages

(f)      [  ]      Employee Benefit Plan, Pension Fund which is subject to
                   the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)      [  ]      Parent Holding Company, in accordance with Rule
                   13d-1(b)(ii)(G) (Note: See Item 7)

(h)      [  ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Not applicable.


ITEM 4.  OWNERSHIP

The following information is provided as of December 31, 1998:

(a)      Amount Beneficially Owned:                                                   859,256.5055 shares*

(b)      Percent of Class:                                                                          9.58%*

(c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote:                           859,256.5055 shares*
         (ii)     shared power to vote or to direct the vote:                                  -0- shares*
         (iii)    sole power to dispose or to direct the disposition of:              859,526.5055 shares*
         (iv)     shared power to dispose or to direct the disposition of:                     -0- shares


* Includes 619,009 shares subject to options that were currently exercisable as of December 31, 1998 or will become exercisable within 60 days of December 31, 1998.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 859,256.5055 shares of common stock beneficially owned by the filing person.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.


                                Page 5 of 6 Pages

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.


ITEM 10. CERTIFICATION

Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 1999              /s/ Thomas L. Auth
                                       -----------------------------------------
                                       Thomas L. Auth